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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its operational results for the first half of 2006.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to smoothly conduct its production and operations; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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                     (PETROCHINA PRESS RELEASE LETTERHEAD)

                  PETROCHINA CONTINUES TO RECORD STEADY GROWTH
                   IN KEY OPERATIONS IN THE FIRST HALF OF 2006

17 July 2006, Beijing -- PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR) announced today that its businesses posted new progress in the first half of 2006 with key operational data targets being met as scheduled as the Company actively strengthened its management and conducted its production and operation in a smooth and orderly manner in response to strong domestic demand for oil and gas.

In the first half of 2006, PetroChina continued to maintain productivity at its old oilfields, increased capacity at new oilfields, and applied innovative technologies for oil exploration against a backdrop of careful planning for production and operation. Despite natural disasters, such as snow storms, sand storms and floodings that took place at some oilfields, the Company realized its planned crude oil production targets

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for the first half of the year. In the first six months of 2006, the Company's crude oil output reached 419 million barrels, representing an increase of 7.3 million barrels, or 1.8 percent, from the same period last year. Aiming to ensure a safe and stable supply at major gas pipeline networks, the Company further boosted development at its key gas fields and fortified the coordination between production, transportation, and marketing operations. During the period, the Company demonstrated continual fast growth in the natural gas arena, producing 684.7 billion cubic feet of marketable natural gas, up 161.1 billion cubic feet, or 30.8 percent, over the corresponding period of 2005.

Thanks to efforts made in areas of geological research, technological innovations and project management, PetroChina undertook series of noteworthy achievements in oil and gas exploration with oil and gas reserves maintaining healthy growth. Regions which recorded significant progress include the tidal and shallow water areas explored by the Jidong, Liaohe and Dagang oilfields, the Baibao and Wushenzhao areas by the Changqing oilfield, the Xudong area by the Daqing oilfield as well as the Honggang area by the Jilin oilfield.

In the first half of 2006, the Company responded proactively to market demand and oil price fluctuation by optimizing the resources allocation, product mix and business operations of its refining segment, which reported steady growth and improvements in key technical indicators.

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The Company processed 392 million barrels of crude oil, increasing by 13.20 million barrels, or 3.5 percent, over the first half of 2005. Additionally,
11.064 million tons of gasoline and 22.217 million tons of diesel were produced, representing an increase of 3.2 percent and 2.6 percent respectively, from the same period last year. The Company also raised its composite commodity rate and yield of light oil. Processing loss rate and composite energy consumption, on the other hand, lowered further.

PetroChina further strengthened the marketing network for its refined products by expanding service stations into key regional markets and major metropolitan areas, as well as along transportation routes. By the end of June, the Company's service stations reached 17,952, representing an increase of 737 stations, or
4.28 percent, from a year ago.

In face of challenges posed by large scale, routine facility maintenance and construction projects, the Company reinforced its business operations and management, as well as lifted the output of products with added value and higher profit margins. In the first six months of the year, the Company produced 1.003 million tons of ethylene, 0.155 million tons of synthetic rubber, and 1.525 million tons of synthetic resin, representing an increase of 6.6 percent, 9.2 percent and 16.3 percent respectively from the same period in 2005. The competitiveness of the

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Company's key chemical products was well improved, with technical indicators such as its ethylene yield and processing loss rate of ethylene maintaining their lead in the domestic market.

In the first half of 2006, PetroChina made further progress in its major oil and gas pipeline projects. Whilst the construction of compression and subsidiary facilities for the West-East Gas Pipeline advanced smoothly, the construction work of the Huai-Wu Connection Line linking the Zhongxian-Wuhan Gas Pipeline was completed more than 90 percent and that of the trunk line of the Ji-Ning Connection Line of the Second Shaanxi-Beijing Gas Pipeline was also concluded in principle. Besides, the crude oil pipeline between Alashankou and Dushanzi has been put into service and started to receive shipments of imported crude oil from Kazakhstan. Construction of the main body of the trunk crude oil pipeline between Shanshan in Xinjiang and Lanzhou in Gansu has been completed and the trunk pipeline for refined oil between Urumqi in Xinjiang and Lanzhou in Gansu been fully linked, opening up outlets for the transportation of crude and refined oil from the western region. Without doubt, the competitiveness of the Company in the refined products market would be further increased.

Looking ahead, the Company expects to continue to see a favourable business environment as a whole for the second half of 2006. Sparing no effort to proceed with its pre-set plans laid down early this year,

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PetroChina will continue to steadily conduct its production and operations, further fortify its foundation of operational safety and environment protection, and fulfill its corporate social responsibilities to create a harmonious corporation with a view to accomplishing its full-year business goals and ensuring the Company's sustainable growth in the long term.


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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: July 18, 2006                                 By:     /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary